Response to Item 77C


Special Meeting of Shareholders of Eaton Vance Multi-Cap
Growth Fund (the "Fund")

The Fund held a Special Meeting of Shareholders on January
22, 2015 to approve an Agreement and Plan of Reorganization
(the "Plan") to convert shares of the Fund into corresponding shares of Eaton Vance Growth Fund (the "Growth Fund"). The
Plan provides for the transfer of all of the assets and liabilities of the Fund to the Growth Fund in exchange for corresponding shares of the Growth Fund.
The following action was taken by the shareholders:

				          	     Number of Shares
			       For		  Against
		 Abstain__
			6,265,327		146,478
	 	199,330